Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
December 8, 2009	NYSE: SLW

SILVER WHEATON ANNOUNCES MANAGEMENT APPOINTMENTS

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) (“Silver Wheaton” or the “Company”) is pleased to announce that Mr. Randy V.J. Smallwood, P.Eng. has been appointed as the President of Silver Wheaton, effective January 1, 2010.  Mr. Peter Barnes will remain in the role of Chief Executive Officer, continuing to have overall responsibility for the direction of the Company.  To further strengthen Silver Wheaton’s team, Mr. Frazer Bourchier, P.Eng. will join Silver Wheaton as Vice President, Business Development and Technical Services, also effective January 1, 2010.

“Randy was a co-founder of Silver Wheaton in 2004 and has been instrumental in helping build Silver Wheaton into the largest silver streaming company in the world,” said Peter Barnes, Chief Executive Officer of Silver Wheaton.  “His appointment as President is in recognition of his significant contribution to our growth and his long term commitment to the Company. In addition to his key role of continuing to identify high quality growth opportunities, he will take on the added responsibility of helping to increase awareness of the Silver Wheaton brand.  I am as excited as ever about the future prospects of our Company and look forward to continuing to work with Randy and the rest of the Silver Wheaton team to maintain Silver Wheaton as the market leader in our sector.  I would also like to welcome Frazer Bourchier who has been appointed as Vice President, Business Development and Technical Services.”

Randy Smallwood assumed the role of Executive Vice President, Corporate Development of Silver Wheaton in 2007 and has been primarily focused on growing the Company through the evaluation and acquisition of silver stream opportunities. Prior to 2007, Mr. Smallwood was Director of Project Development for both Silver Wheaton and Goldcorp/Wheaton River Minerals. In this role he was responsible for project evaluations through a six-year period of acquisitions and corporate mergers, ultimately helping to build Goldcorp into one of the largest gold companies in the world.  Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources.

Frazer Bourchier brings over 20 years of high-level management experience to his new role, most of which were spent with Placer Dome in Canada, South Africa and Papua New Guinea.  He is a qualified mining engineer with Bachelor’s and Master’s degrees in Applied Science & Engineering from the University of Toronto.  Most recently, Mr. Bourchier was Vice-President Operations and Business Development for Intrepid Mines.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 production is 16 million ounces of silver and 17,000 ounces of gold, for total production of 17 million silver equivalent ounces.  By 2013, annual production is anticipated to more than double to approximately 39 million ounces of silver and 20,000 ounces of gold, for total production of approximately 40 million silver equivalent ounces.  This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as may be set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com